February 20, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	U.S. Geothermal Inc.
Registration Statement on Form SB-2
File No. 333-137722

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), U.S. Geothermal Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of its registration statement on Form SB-2 (File No. 333-137722) initially filed with the Commission on October 2, 2006 and all exhibits filed thereto (the “Registration Statement”). The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act.

This letter of request for withdrawal will also confirm that the Registration Statement was not declared effective by the Commission and that no securities were sold pursuant to the Registration Statement.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for further use.

Please contact Kimberley Anderson at (206) 903-8803 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ Kerry Hawkley

Kerry Hawkley

Chief Financial Officer